MALIZIA SPIDI & FISCH, PC
                                ATTORNEYS AT LAW

901 NEW YORK AVENUE, N.W.                             1900 SOUTH ATHERTON STREET
SUITE 210 EAST                                        SUITE 101
WASHINGTON, D.C.  20001                               STATE COLLEGE, PA  16801
(202) 434-4660                                        (814) 272-3502
FACSIMILE: (202) 434-4661                             FACSIMILE: (814) 272-3514

SAMUEL J. MALIZIA                                    WRITER'S DIRECT DIAL NUMBER
SAMMALIZIA@AOL.COM                                    (202) 434-4666



BY EDGAR AND FACSIMILE
----------------------


April 19, 2007


Daniel F. Duchovny
Special Counsel
Office of Mergers and Acquisitions
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC  20549-3628

         Re:      Roma Financial Corporation
                  -------------------------------------------
                  Definitive Proxy Statement on Schedule 14A
                  Filed March 26, 2007
                  File No. 0-52000

Dear Mr. Duchovny:

     On behalf of Roma Financial Corporation (the "Company"), we are submitting the following responses to the staff's letter of comment, dated March 30, 2007. For ease of reference, each of the comments is reproduced below followed by the Company's response:

SCHEDULE 14A
------------

General
-------

1. We note that the cover letter of the proxy statement is dated as of March 20, 2007 and disclosure that the proxy statement was first mailed on that date. Also, it has come to our attention that certain security holders received their proxy statements and cards via the US mail on March 26, the same date your proxy statement was filed. Please tell us, with a view toward revised disclosure, how you complied with Rule 14a-6(b) which requires that a proxy statement and card be filed with the Commission no later than the date they are first sent or given to security holders.

     The definitive materials were filed on the anticipated date of mailing. The proxy statement was originally scheduled to be mailed on or about March 21, 2007. However, after the proxy statement was printed, the Company discovered that certain of their benefit plan disclosures were incorrect and the proxy statement had to be reprinted. After initially advising

Daniel F. Duchovny
Special Counsel
April 19, 2007
Page 2

the Company that the mail date would be Monday, March 26, 2007, the printer managed to complete the reprint early and the materials were placed in the mail on March 22, 23 and Saturday, March 24, 2007. The mistake in filing the proxy with the SEC on Monday and mailing them primarily on Friday was the result of a printing error.

     We believe that the Company substantially complied with 14a-6 since materials were filed with the Commission the business day after the mailing was completed and the date coincided with the date on which proxy materials were apparently received. We do not believe that the use of March 20 as the date of the materials is materially misleading.

2. On a related matter, please tell us how you complied with the advance notice requirements of Rule 14a-13(a).

     The Company sent notice of the record date to the Depository Trust Company and ADP Proxy Services by facsimile on February 9, 2007, which was 20 calendar days prior to the record date of March 1, 2007. While the Company now recognizes that notice should be sent 20 business days prior, i.e., January 31, 2007, we do not believe that this slight delay has prejudiced any party. In this regard, we note that this is the Company's first public stockholders meeting (they were previously a mutually-owned [depositor] savings bank) and that the street name holders have received their materials in a timely manner.

3. It has come to our attention that a representative of the security holder currently soliciting proxies in opposition to your solicitation had previously informed one of your officers of his intention to contest your solicitation. Please tell us how you complied, with the requirements of Rule 14a-6(a) with respect to your filing obligations. If, in response to this comment, you determine to file definitive revised proxy materials, please tell us whether you intend to recirculate your soliciting materials and note that you will need to provide disclosure compliant with Items 4(b) and 5(b) of Schedule 14A to the extent not already provided.

     The senior executive officers of the Company have advised us that no representatives of the Stilwell group advised them of their intent to contest management's proxy solicitation prior to the mailing of the proxy materials. If the Stilwell group had formed this intention, we believe that they should have promptly amended their Statement on Schedule 13D accordingly. At the time of the mailing of the proxy materials, the Company had no reason to believe that the solicitation would be contested and therefore was not required to file its materials in preliminary form under Rule 14a-6(a). The Company has provided the information required by Items 4(b) and 5(b) of Schedule 14A by means of a supplement which was filed with the Commission on April 16, 2007. The Company notes that this method of providing the disclosures in these circumstances has long been allowed by the Commission. Sec., e.g. Proxy Rules Reference Book page 47.

Daniel F. Duchovny
Special Counsel
April 19, 2007
Page 3


Proposal Number 1, Election of Directors, page 3
------------------------------------------------

4. We note your disclosure that the board currently consists of nine members and that are divided into three classes as nearly equal in number as possible. We also note that you are only nominating two, not three, directors for election and that your currently have seven, not nine, members of your board. Please clarify all of these apparent inconsistencies.

     The reference to nine members was incorrect. The Company's board of directors consists of the members listed in the proxy statement.

5. Revise to disclose whether the current nominees here have consented to being named in the proxy statement and will serve if elected. See Rule 14a-4(d).

     We do not read Rule 14a-4(d) to require affirmative disclosure that the nominees have consented to being named in the proxy statement and do not believe revisions are appropriate. Each of the named nominees has consented to serve and is therefore a bona fide nominee.

CLOSING COMMENTS
----------------

     On behalf of the Company,  we respectfully  submit that an amendment to the
Schedule 14A is not warranted in the foregoing circumstances. Item 4(b) and 5(b) information has been provided by a supplement. We submit that the other inaccuracies cited were not materially misleading.

     The Company acknowledges that:

     o The Company is responsible for the adequacy and accuracy of this disclosure in the filing:

     o Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

     o The company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

                                    * * * * *

Daniel F. Duchovny
Special Counsel
April 19, 2007
Page 4


     Please contact the undersigned if you have any questions or comments with regard to the foregoing.

                                               Very truly yours,

                                               /s/ Samuel J. Malizia

                                              Samuel J. Malizia



Cc:  Senator Peter A. Inverso
     Margaret Norton
        Roma Financial Corporation
     James C. Stewart, Esq.
     Tiffany A. Hasselman, Esq.